Exhibit 99.1

News Release
B2Gold Corp. Achieves Record Third Quarter/Year-to-Date 2016 Gold Production and Revenue

Vancouver, October 13, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce record gold production and record gold revenue for the third quarter and first nine months of 2016. All dollar figures are in United States dollars unless otherwise indicated.

2016 Third Quarter Highlights

•	Record quarterly consolidated gold production of 146,686 ounces, 6% (or 7,988 ounces) above budget and 18% (or 22,315 ounces) greater than the same period in 2015
•	Record gold revenue of $193 million on record sales of 145,029 ounces at an average price of $1,331 per ounce, an increase in revenue of 39% (or $53.7 million) over the same period in 2015
•	Masbate Mine’s 2016 annual production guidance increased to between 200,000 to 210,000 ounces of gold (up from its original guidance range of between 175,000 to 185,000 ounces of gold)
•	Masbate Mine achieves approximately 6 million man-hours (or 353 days) without a “Lost-Time-Injury” as at September 30, 2016
•	Otjikoto Mine achieves record quarterly production of 47,564 ounces of gold
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The Company is now on track to meet a revised annual consolidated production guidance range of between 535,000 to 575,000 ounces of gold in 2016 (up from the original consolidated guidance range of between 510,000 to 550,000 ounces of gold)

•
Consolidated cash operating costs/all-in sustaining costs are expected to be below or near the low end of the Company’s annual cost guidance range of between $560 to $595 per ounce and between $895 to $925 per ounce, respectively

•	Construction of the Fekola mine is progressing well, on schedule and on budget, and is expected to commence production in the fourth quarter in 2017

2016 First Nine Months Highlights

•	Record year-to-date consolidated gold production of 409,772 ounces, 6% (or 22,651 ounces) above budget and 13% (or 47,976 ounces) over the same period in 2015
•	Record year-to-date consolidated gold revenue of $502.1 million on record sales of 396,757 ounces at an average price of $1,266 per ounce
•	Completed a series of prepaid gold sales transactions totaling $120 million
•	Signed a Euro equivalent $80.9 million Equipment Facility with Caterpillar Financial SARL for the Fekola project (funding subject to satisfaction of conditions precedent)
•	Additional positive exploration drill results reported for the Company’s Mali and Burkina Faso greenfield targets
•	Received 2015 Award for Social Responsibility in Nicaragua on May 5, 2016

Gold Production

Consolidated gold production in the third quarter of 2016 was another quarterly record of 146,686 ounces, 6% (or 7,988 ounces) above budget and 18% (or 22,315 ounces) higher than the same period in 2015. The excellent quarter highlights the continued very strong performance of the Masbate Mine and record quarterly production from the Otjikoto Mine. Following another very strong operational quarter at the Masbate Mine, its 2016 annual production guidance has been increased to between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold). The Company’s other operating mines remain on track to meet their full-year production guidance.

Consolidated gold production for the first nine months of 2016 was a year-to-date record 409,772 ounces, 6% (or 22,651 ounces) above budget and 13% (or 47,976 ounces, including 18,815 ounces of pre-commercial production from Otjikoto) higher than the same period in 2015.

B2Gold is projecting another record year for gold production in 2016. Following the uplift in guidance for Masbate, the Company is now on track to meet a revised annual consolidated production guidance range of between 535,000 to 575,000 ounces of gold in 2016 (up from the original consolidated guidance range of between 510,000 to 550,000 ounces of gold). The Company’s third quarter 2016 consolidated financial statements will be released on November 3, 2016. Details of the consolidated cash operating costs/all-in sustaining costs (see "Non-IFRS measures" below) will also be released at that time. However, the Company expects consolidated cash operating costs/all-in sustaining costs to be below or near the low end of its annual cost guidance range of between $560 to $595 per ounce and between $895 to $925 per ounce, respectively.

Gold Revenue

Consolidated gold revenue in the third quarter of 2016 was a quarterly record $193 million on record sales of 145,029 ounces at an average price of $1,331 per ounce compared to $139.3 million on sales of 124,481 ounces at an average price of $1,119 per ounce in the third quarter of 2015. The 39% (or $53.7 million) increase in gold revenue was mainly attributable to a 17% increase in gold sales volume and a 19% increase in the average realized gold price.

Consolidated gold revenue for the first nine months of 2016 was a nine-month record of $502.1 million on record sales of 396,757 ounces at an average price of $1,266 per ounce compared to $414.6 million (or $437.7 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,172 per ounce in the first nine months of 2015.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2016 was as follows:

Mine	Q3 2016 Production (ounces)	First Nine Months 2016 Production (ounces)	2016 Updated Guidance (ounces)	2016 Original Guidance (ounces)
Masbate	47,676	157,591	200,000 – 210,000	175,000 – 185,000
Otjikoto	47,564	119,439	160,000 – 170,000	160,000 – 170,000
La Libertad	37,261	97,266	125,000 – 135,000	125,000 – 135,000
Limon	14,185	35,476	50,000 – 60,000	50,000 – 60,000

B2Gold Consolidated	146,686	409,772	535,000 – 575,000	510,000 – 550,000

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the third quarter of 2016, producing 47,676 ounces of gold, 4% (or 1,806 ounces) above budget and 18% (or 7,308 ounces) higher than the third quarter of 2015. Masbate’s strong quarter was driven by better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore from the Colorado pit. In addition, recoveries were positively impacted by the newly completed process plant upgrades (adding residence time and additional oxygen to the CIL circuit to achieve optimum leach performance). For the full-year 2016, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold).

Throughout 2016, the trend of better-than-expected grades in Main Vein Stage 1 pit combined with more oxide ore than modelled from the Colorado pit has continued. In the third quarter of 2016, high grade ore tonnes and grade mined from the Mein Vein Stage 1 pit were both significantly above budget by 68% (1,299,351 tonnes versus 772,507 tonnes budget) and 24% (1.48 g/t versus 1.19 g/t budget), respectively. High grade ore tonnes mined from the Colorado pit in the quarter were also significantly above budget by 39% (1,068,467 tonnes @ 0.99 g/t versus 769,941 tonnes @ 1.01 g/t budget). Of the high grade ore mined in the quarter from the Colorado pit, 99%was oxide material compared to budget of 46%.

Mill throughput in the third quarter of 2016 was 1,604,176 tonnes compared to budget of 1,727,603 tonnes and 1,669,355 tonnes in the third quarter of 2015. Mill throughput in the quarter was affected by a six day plant shutdown to tie-in various plant upgrades. This shutdown had been originally planned for October but was moved up to late September. Mill head grade in the quarter was 1.20 g/t, 7% higher than budget of 1.12 g/t and 20% higher compared to 1.00 g/t in the third quarter of 2015. Mill head grade was lower compared to the second quarter of 2016 of 1.40 g/t as a result of a change in the mine plan (discussed in the paragraph below) which now prioritizes lower grade Colorado ore as mill feed for the remainder of 2016. Mill recoveries averaged 77.2% which was better than budget of 73.9% and 75.0% in the third quarter of 2015.

In August 2016, Masbate’s mine plan was adjusted to optimize the mine’s development sequence/gold production through to 2017 and beyond. These adjustments included accelerated mining in the Main Vein Stage 1 pit, expanding the Colorado pit and commencing site preparations for later Main Vein stages. In addition, the lower grade (but higher recovery) Colorado pit ore has now been prioritized as mill feed ahead of the higher grade Main Vein ore, largely due to the higher than budgeted oxide ore content being sourced from the larger Colorado pit. The excess higher grade ore from Main Vein Stage 1 pit will now be stockpiled and processed in 2017. The modified mine plan provides for continued strong gold production in the fourth quarter of 2016 while optimizing production in 2017 and beyond.

Masbate’s process plant upgrades have now been substantially completed with most process improvements integrated into operation slightly ahead of the original schedule. The tie-in of the plant upgrades undertaken during the six-day shutdown in September involved screens, cyclones, pump drives, grinding circuit improvements, additional cooling capacity and additional pumps. The plant upgrades are expected to improve gold recoveries and sustain throughput on harder ore types.

Year-to-date, gold production at Masbate was 157,591 ounces of gold, significantly above budget by 16% (or 21,209 ounces) and 23% (or 29,746 ounces) higher than the first nine months of 2015. The Company is pleased to announce that as at September 30, 2016 the Masbate operations had completed approximately 6 million man-hours (or 353 days) without a “Lost-Time-Injury”. This achievement was attained by staff, workers, and contractors who are truly committed to working safely.

As previously reported by the Company on September 27, 2016, recently in the Philippines the results of mine audits were announced by the Department of Environment and Natural Resources (DENR) and DENR spokespersons have advised the Company that the Masbate project will receive a Show-Cause Order related to its operations. The Company has not yet received the Show-Cause Order but is working diligently to immediately address the three main findings that have been communicated to date by the DENR. The personnel at the DENR and the Mines and Geosciences Bureau (MBG) have been highly cooperative and supportive in helping to resolve these matters. None of the findings communicated involve any environmental or social issues. They are related to administrative issues only. B2Gold is confident that these issues will be resolved in a timely manner and operations continue uninterrupted.

Otjikoto Mine, Namibia

The Otjikoto Mine in Namibia produced a quarterly record 47,564 ounces of gold in the third quarter of 2016, 10% (or 4,191 ounces) above budget and 24% (or 9,312 ounces) higher than the third quarter of 2015. The increased production was mainly due to higher mill throughput. Mill throughput exceeded budget mainly due to the benefits associated with several debottlenecking initiatives undertaken during the year and was also higher than the prior year quarter due to the completion of Otjikoto’s mill expansion project earlier in September 2015 (which has increased plant capacity from 2.5 million tonnes per annum to 3.0 million tonnes per annum). Head grade and recoveries in the quarter were 1.66 g/t (Q3 2015 – 1.71 g/t) and 98.0% (Q3 2015 – 99.1%), respectively, and were both approximately in-line with budget.

Ore for the third quarter of 2016 was mined from the Otjikoto Phase 1 pit which was reopened after the new access ramp was completed in June 2016. In the fourth quarter of 2016, the majority of ore produced will continue to be sourced from the Otjikoto Phase 1 pit, with minor ore tonnage from the Otjikoto Phase 2 pit and the new Wolfshag starter pit. Development of the Wolfshag starter pit is progressing on schedule, with the first ore expected before the end of 2016.

During the first nine months of 2016, the Otjikoto Mine produced 119,439 ounces of gold, 3% (or 2,987 ounces) above budget and 12% higher compared to 106,349 ounces (including 18,815 ounces of pre-commercial production) produced in the same period last year.

The Otjikoto Mine is on track to meet its annual production guidance of between 160,000 to 170,000 ounces of gold in 2016. Gold grade is expected to increase slightly during the fourth quarter of 2016, as the higher grade ore near the bottom of the Otjikoto Phase 1 pit is mined out and the first ore from the Wolfshag starter pit is produced. Wolfshag will continue to produce higher than average grade ore for three to five years, depending on the transition to underground mining. Life-of-mine production plans for the Otjikoto project, incorporating the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed in the fourth quarter of 2016 (open pit) and first-half of 2017 (underground).

La Libertad Gold Mine - Nicaragua

Gold production at La Libertad Mine in Nicaragua was 37,261 ounces in the third quarter of 2016, 9% (or 3,014 ounces) above budget and 19% (or 6,027 ounces) higher than the prior-year quarter. The increase was due to better grade. Mill head grade in the quarter was 2.19 g/t, 13% above budget (of 1.93 g/t) and 23% higher than the third quarter of 2015 (of 1.78 g/t). During the quarter, La Libertad’s mine schedule was modified to mine additional high grade ore from the Jabali Central pit to offset permitting delays at the Jabali Antenna pit. Mining from the Jabali Antenna pit, previously scheduled to begin in the second quarter of 2016, is now expected to commence in 2017 upon completion of the resettlement activities and receipt of the remaining mining permits. The mill continues to operate well processing 556,730 tonnes (Q3 2015 – 581,597 tonnes) with recoveries of 95.2% (Q3 2015 – 94.0%). Mill throughput was 29,850 tonnes below budget in the quarter due to the additional “harder” Jabali Central ore being processed.

For the nine months ended September 30, 2016, La Libertad produced 97,266 ounces of gold, 4% (or 3,805 ounces) above budget and 15% (or 13,025 ounces) higher than the first nine months of 2015.

La Libertad’s full-year production is expected to be at the high end of its guidance range of between 125,000 to 135,000 ounces in 2016.

El Limon Gold Mine - Nicaragua

El Limon open pit and underground mine in Nicaragua produced 14,185 ounces of gold in the third quarter of 2016, slightly below budget (of 15,208 ounces), but consistent with the prior-year quarter of 14,517 ounces. The mill continues to operate well processing 128,809 tonnes (Q3 2015 – 128,002 tonnes) with recoveries averaging 94.5% (Q3 2015 – 94.1%). Both throughput and recoveries were slightly above budget. Mill head grade was 3.63 g/t (Q3 2015 – 3.75 g/t) compared to budget of 3.93 g/t. Although underground-sourced grade was better than anticipated (4.58 g/t versus budget of 4.20 g/t), mill feed was supplemented in the quarter with lower grade material from surface stockpiles due to fleet availability and maintenance program changes. During the quarter, two haul trucks and a long-hole drill were added.

Year-to-date, El Limon produced 35,476 ounces of gold compared to budget of 40,826 ounces and 43,361 ounces produced in the same period last year.

For full-year 2016, El Limon is on track to meet the low end of its 2016 production guidance range of between 50,000 to 60,000 ounces of gold.

Development

Fekola Development Project - Mali

In the third quarter of 2016, B2Gold’s construction team continued to develop the Fekola project in Mali which remains on schedule and on budget to commence production in the fourth quarter of 2017. Significant activities during the quarter included:

•	Earthwork and surface water control structures largely completed;
•	Primary crusher concrete nearing completion;
•	Reclaim concrete complete;
•	Mill concrete nearing completion;
•	Conveyor structure installation in progress;
•	Leach tank erection complete, structural and mechanical installation in progress;
•	Power plant concrete pouring in progress;
•	Permanent camp complete and operational;
•	All design and procurement items remain on schedule;
•	Workforce maintained at approximately 800 employees and contractors.

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola project. According to the Feasibility Study, and subject to the qualifications and assumptions therein, the current average annual gold production for the first seven years is estimated to be approximately 350,000 ounces per year at average cash operating costs of $418 per ounce (based on low-grade stockpiling in the initial years of operation) and for the life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to date (at both new near surface targets and underground below the main Fekola pit) and exploration potential, the Company is constructing the Fekola mine with a +25% design factor. This means that the capacity for throughput of ore at Fekola could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized Feasibility Study’s estimated throughput of 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company elected to proceed with the mill expansion and approved an $18 million expansion budget (for additional items including a pebble crusher and one additional generator). With this additional capital investment, the Fekola mill expansion is expected to be completed in late 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase from 4 million tonnes per year to 5 million tonnes per year could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial projections of approximately 350,000 ounces of gold per year.

During the first quarter of 2016, the Company increased its 2016 exploration budget for Mali from $6.9 million to $11.4 million. The Company is approximately 70% through a 98,500 metre diamond, reverse circulation, auger and air core drill program to follow up on the successful 2015 program.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

The Company would like to confirm that it is progressing with the process to consider offers for the sale of its 49% interest in the Gramalote Joint Venture development project in Colombia and that it is not considering selling its Nicaraguan assets at this time.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2016 of between 535,000 to 575,000 ounces; in 2017 of between 520,000 to 570,000 ounces; and in 2018 (significantly increasing to) of between 900,000 to 950,000 ounces, with the inclusion of the anticipated first full year of production at the Fekola mine.

Third Quarter 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter 2016 financial results before the North American markets open on Thursday, November 3, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, November 3, 2016 at 10:00 am PST / 1:00 pm EDT. You may access the call by dialing the operator at 416-340-2218 or toll free at 866-225-0198 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175345. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (passcode: 9532466).

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Kerry Suffolk	Katie Bromley
Treasurer	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
ksuffolk@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates and guidance, anticipated operating and production costs and revenue and guidance, and estimates of capital expenditures and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including production from the Fekola mine commencing in late 2017; completion and funding under the $80.9 million Equipment Facility with Caterpillar Financial SARL; mine plans; expected ore sources, ratios and grades; the modified mine plan for Masbate resulting in strong gold production and optimized production in 2017 and beyond and the completion of the plant upgrades at Masbate and the upgrades improving gold recoveries and sustaining throughput; the anticipated results of the DENR audit in the Show Cause Order and the resolution of the issues raised by the audit and contained in the Show Cause Order; anticipated grade increasing at Otjikoto in the fourth quarter of 2016, the Wolfshag starter pit producing ore before the end of 2016 and Wolfshag producing higher than average grade ore for three to five years; refinement of a new mine plan for Otjikoto, including the Wolfshag deposit and underground mining, and completion of associated studies in the fourth quarter of 2016; the Jabali Antenna pit at La Libertad entering the production stream in 2017, upon completion of resettlement activities and receipt of remaining mining permits; the exploration potential in the Fekola area and the potential increase of throughput processing at the Fekola project, completion of the Fekola mill expansion by the end of 2017 and the estimated capital expenditures required to do so, and the related potential increase in projected annual production; the projections and estimates included in the Fekola Feasibility Study; and the Company maintaining its low-cost structure and growth profile and being on track to meet its 2016 production guidance. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this news release that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of certain measures to IFRS terms.